Exhibit 99.2

Bitfarms Reports Q2 2021 Financial Results and Establishes At-The-Market
Equity Program

Toronto, Ontario and Brossard, Québec (August 16, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (Nasdaq:BITF/TSXV:BITF) today announces its financial results for the second quarter ended June 30, 2021 (“Q2 2021”). All financial references are denominated in US dollars, unless otherwise noted.

Q2 2021 Highlights

●	Revenues of $36.7 million; gross profit of $23.4 million (64% gross margin), operating loss of $2.1 million (-6% operating margin), and net loss of $3.7 million;
●	Gross mining profit[1] of $28.1 million (79% gross mining margin);
●	Adjusted EBITDA of $23.8 million (65% Adjusted EBITDA margin);
●	Mined 759 Bitcoin with an average cost of approximately $9,000 per Bitcoin[2] and held 1,293 Bitcoin valued at $35,057 per bitcoin, or approximately $45.3 million, as of June 30, 2021;
●	Received and installed 3,461 miners during the quarter, including the replacement of certain older generation miners, resulting in a net increase of approximately 240 PH/s;
●	Completed a CAD$75 million private placement, bringing total gross proceeds raised for the year-to-date to CAD$155 million, and applied the majority of the proceeds to place deposits to secure orders for previously announced 56,300 new miners with expected deliveries in 2021 and 2022;
●	Commenced trading on Nasdaq under the symbol “BITF”; and
●	Built out our global leadership team with key promotions and hires

Emiliano Grodzki, Bitfarms’ Chief Executive Officer noted, “The second quarter of 2021 was a pivotal one for our company. We made great progress towards our goal of becoming a global Bitcoin mining company and solidifying our position as a leader in the Bitcoin mining space. From the beginning of 2021 through the end of 2022, we expect to have increased our capacity eight- fold and have expanded our geographic resources throughout North and South America while continuing to pursue opportunities elsewhere. We’ve commenced trading on Nasdaq, built out our leadership team with additions and promotions in Canada, the US and South America, and capitalized on our infrastructure capabilities to build on our relationships and identify potential locations for expanding our geographic presence.”

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non- IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of the Bitfarms Management Discussion & Analysis for the three and six months ended June 30, 2021.
[2]	Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

“Further, while the price of Bitcoin continues to fluctuate, the current market is favorable to our global operation with the ban on crypto-mining in China and the resultant shutdown of almost one-half of the network hash rate, allowing us to increase our market share to just above 1.5% from less than 1.0% at the beginning of the year,” added Mr. Grodzki. “In addition, the China ban enables us to procure miners more competitively than we have in the past and to leverage our infrastructure development and operating capabilities to further support our ambitious plans for expansion. We are very excited about the months ahead.”

Financial Results for the Quarter ended June 30, 2021

In Q2 2021, the Company generated revenues of $36.7 million, up $29.3 million, or approximately 398%, compared to the same period in 2020, driven by organic growth, as we increased the Company’s average hash rate by approximately 618 PH/s, or 89%

Q2 2021 gross mining profit and gross mining margin was $28.1 million and 79%, respectively, compared to $2.5 million and 36%, respectively, in Q2 2020. The increases are primarily attributable to higher average Bitcoin prices in Q2 2021 when compared to the same period in the prior year

The Company’s average cost of production per Bitcoin increased to $9,000 for the quarter in comparison to $5,075 for the prior year quarter, reflecting the May 2020 halving event and expenses related to third-party hosting, offset by the benefit from operating efficiencies.

The Company’s Q2 2021 EBITDA was $2.7 million, resulting in an EBITDA margin of 7% compared to an EBITDA of $0.4 million and EBITDA margin of 6% in Q2 2020. The Company’s net loss was

$3.7 million in Q2 2021, which did not differ materially from the net loss in Q2 2020. EBITDA and Net Loss reflect a loss of $14.9 million for the revaluation of our Bitcoin holdings as a result of the June 30, 2021, Bitcoin price being lower than the average value of the Bitcoin we mined during the quarter and held at the beginning of the quarter and a $6.3 million non-cash share-based payment expense.

From a cashflow standpoint, the May 2021 private placement with US institutional investors along with the exercise of stock options during the quarter generated proceeds of approximately $60 million in cash during the quarter, which was used primarily to secure orders for the previously announced 56,300 miners and enabled the Company to retain over 95% of the 759 Bitcoin mined during the quarter as part of its Bitcoin retention program commenced in January 2021.

The Company ended the quarter with cash of approximately $36.2 million and total liquidity, defined as cash and Bitcoin holdings, of approximately $81.6 million.

Conference Call to be held Monday, August 16, 2021 at 5:30pm ET

Management will host a conference call on Monday, August 16, 2021, at 5:30 p.m. ET to review financial results. Following management’s formal remarks there will be a question-and-answer session where management will address questions.

The conference call will be available through a live webcast found here:

https://services.choruscall.com/mediaframe/webcast.html?webcastid=ksgqlgVN

Participants are asked to pre-register for the call through the following link: https://dpregister.com/sreg/10159337/ec19bc7656

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

A webcast replay of the call will be available approximately one hour after the end of the call through November 15, 2021, at the above webcast link.

At-The-Market Equity Program

Bitfarms also announces that it has entered into an at-the-market offering agreement dated August 16, 2021 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program, the Company may, at its discretion and from time-to- time during the term of the ATM Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$500 million. Sales of Common Shares, if any, through the Agent will be made through “at-the-market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market or another trading market for the shares in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the TSX Venture Exchange or any other trading market in Canada. The ATM Program may be terminated by either party at any time.

The Company intends to use the net proceeds of the ATM Program, if any, principally for working capital requirements, funding ongoing operations, repaying indebtedness outstanding from time to time, completing future acquisitions, and for other corporate purposes.

Since the Common Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the ATM Agreement. To date, no Common Shares have been distributed by the Company pursuant to the ATM Agreement.

The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated August 16, 2021 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus dated August 12, 2021 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Prospectus. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on August 12, 2021. The Prospectus Supplement has been filed with the applicable provincial regulatory authorities in Canada and the SEC. The Prospectus is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and is available on the SEC’s EDGAR website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

PH/s: Petahash per second.

EH/s: Exahash per second.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) Nasdaq, nor any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The information in this release regarding expectations in respect to the procurement of miners, Company expansion plans, expectations in respect of the offering of Common Shares under the ATM Program and the anticipated use of proceeds from the ATM Program and about future plans and objectives of the Company are forward-looking information. The Company may also discuss “forward-looking information” or make “forward-looking statements” in other communications by the Company, including the conference call related to the Company’s financial results. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Program and the prices at which the Company may sell Common Shares in the ATM Program; the dilutive effect of issuances of Common Shares in the ATM Program; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labor and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Caution Regarding Non-IFRS Financial Performance Measures

This release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS, including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining     margin”.  “EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) revaluation gains or losses on digital assets and (v) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures may not be comparable to similar measures presented by other companies. The Company uses non-IFRS measures as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included in this press release.

Investor and Media Contact:	Investor Relations Contact:

Jeffrey Lucas	CORE IR
Chief Financial Officer	investors@bitfarms.com
Bitfarms Ltd.	+1.516.222-2560
+1.833.bitfarm (248.3276) ext. 109 jlucas@bitfarms.com

Bitfarms Ltd. Consolidated Results of Operations (Unaudited)

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	36,687	7,372	29,315	398%	65,119	16,584	48,535	293%
Cost of sales	13,332	7,506	5,826	78%	22,452	15,423	7,029	46%
Gross profit	23,355	(134)	23,489	nm	42,667	1,161	41,506	nm
Gross margin (loss)	64%	(2)%	-	-	66%	7%	-	-
General and administrative expenses	10,607	1,371	9,236	674%	13,426	4,176	9,250	222%
Gain on disposition of digital assets	(47)	(23)	(24)	104%	(25)	(23)	(2)	9%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Operating income (loss)	(2,090)	(1,482)	(608)	41%	14,381	(2,992)	17,373	581%
Operating margin	(6)%	(20)%	-	-	22%	(18)%	-	-
Loss (gain) on disposition of PP&E	(146)	707	(853)	(121)%	(165)	707	(872)	(123)%
Net financial expenses	1,127	1,545	(418)	(27)%	24,552	2,567	21,985	856%
Net loss before income taxes	(3,071)	(3,734)	663	(18)%	(10,006)	(6,266)	(3,740)	60%
Income tax expense (recovery)	604	(4)	608	nm	1,274	(112)	1,386	nm
Net loss	(3,675)	(3,730)	55	(1)%	(11,280)	(6,154)	(5,126)	83%
Basic and diluted net loss per share	(0.02)	(0.04)	-	-	(0.08)	(0.07)	-	-
Revaluation loss on digital assets (net of tax)	(5,128)	-	(5,128)	(100)%	-	-	-	-
Total comprehensive loss	(8,803)	(3,730)	(5,073)	136%	(11,280)	(6,154)	(5,126)	83%
Gross mining profit (1)	28,064	2,506	25,558	nm	50,334	6,602	43,732	662%
Gross mining margin (1)	79%	36%	-	-	80%	42%	-	-
EBITDA (1)	2,746	416	2,330	560%	(283)	2,249	(2,532)	(113)%
EBITDA margin (1)	7%	6%	-	-	0%	14%	-	-
Adjusted EBITDA (1)	23,827	1,435	22,392	nm	43,528	4,340	39,188	903%
Adjusted EBITDA margin (1)	65%	19%	-	-	67%	26%	-	-

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Caution Regarding Non-IFRS Financial Performance Measures section of Bitfarms Management Discussion & Analysis for the three and six months ended June 30, 2021
(2)	Represents the average cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined

Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Net loss before tax	(3,071)	(3,734)	663	(18)%	(10,006)	(6,266)	(3,740)	60%
Interest expense	897	1,400	(503)	(36)%	1,795	2,785	(990)	(36)%
Depreciation expense	4,920	2,750	2,170	79%	7,928	5,730	2,198	38%
EBITDA	2,746	416	2,330	560%	(283)	2,249	(2,532)	(113)%
Share based payment	6,342	254	6,088	nm	6,762	1,264	5,498	435%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Financial expenses (income) and other	(146)	765	(911)	(119)%	22,164	827	21,337	nm
Adjusted EBITDA	23,827	1,435	22,392	nm	43,528	4,340	39,188	903%

Calculation of Gross Mining Profit and Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	35,479	6,870	28,609	416%	63,215	15,594	47,621	305%
Cost of sales	12,301	7,189	5,112	71%	20,744	14,674	6,070	41%
Gross profit (loss)	23,178	(319)	23,497	nm	42,471	920	41,551	nm
Depreciation and amortization	4,886	2,729	2,157	79%	7,863	5,682	2,181	38%
Net change in inventory and other	-	96	(96)	(100)%	-	-	-	-
Gross mining profit	28,064	2,506	25,558	nm	50,334	6,602	43,732	662%
Gross mining margin	79%	36%	-	-	80%	42%	-	-

“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and net change in inventory and other minor items included in cost of sales for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.